February 14, 2013

Via EDGAR

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	The Advisory Board Company
Form 10-K for the fiscal year ended March 31, 2012, and
Form 10-Q for the quarterly period ended September 30, 2012
File No. 000-33283

Ladies and Gentlemen:

The Advisory Board Company (the “Company”) hereby submits its responses to the Commission staff’s comments on the reviewed filing contained in the staff’s letter to the Company dated January 25, 2013. The Company has responded to all of the staff’s comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Financial Statements

Note 3. Acquisitions, page 49

Please tell us how you considered the guidance in ASC Topics 805-10-55-24 through 55-25 in determining that contingent consideration payable to the predecessor owners of acquired businesses should be treated as a part of the purchase price.

Mr. Robert F. Telewicz Jr.

Securities and Exchange Commission

Response:

As of March 31, 2012, the Company had $20.2 million in contingent consideration liabilities recorded on our balance sheet relating to three separate acquisitions.

The Company advises the staff that in determining the purchase price for the three acquisitions listed below, we assessed the accounting for the earn-out provisions contained in the purchase agreements, which included consideration of the guidance in ASC 805-10-55-24 and 25. The Company determined that the amounts paid to the selling shareholders, including the amounts paid to shareholders who remained employees, should be considered an adjustment to the purchase price consistent with this guidance. Of the eight factors listed in the guidance, the key factors in this determination were:

1.)	The acquisitions that the Company has made consist predominantly of high growth companies where the sellers have projected significant increases in sales or significant achievements in product development which result in high enterprise valuations. The Company has used contingent consideration arrangements to defer payments and to manage the risk associated with the ultimate achievement of the sellers’ projections.

2.)	For those selling shareholders who became employees of the Company following the acquisition, there was no requirement that such shareholders remain employees of the Company during the relevant periods following the acquisition to earn the contingent consideration.

3.)	The Company believes that the level of compensation, other than the contingent payments, to selling shareholders who became employees of the Company was at a reasonable level in comparison to the compensation paid to other key employees in the combined enterprise and the industry.

4.)	Contingent consideration payments were paid to the selling shareholders based on their pro-rata ownership share of the acquired companies and were not adjusted based on whether the shareholders became employees of the Company after the acquisition.

The specific acquisitions in which the Company negotiated an earn-out payment are as follows:

On December 31, 2009, the Company acquired substantially all of the assets of Southwind Health Partners, L.L.C. (“SWHP”) from SWHP and substantially all of the assets of Southwind Navigator, LLC (“Navigator”) from Navigator. SWHP was owned by six limited liability companies, and Navigator was owned by SWHP (97%) and one individual person (3%). Contingent payments relating to the performance of the acquired SWHP business are made to SWHP, and contingent payments relating to the performance of the acquired Navigator business will be made to Navigator, regardless of anyone’s employment status following the acquisition of the two businesses (including the employment status of individuals that held an interest in any of the six limited liability companies that owned SWHP or the individual that had a 3% equity interest in Navigator). The payments will be paid to SWHP and/or Navigator, as the case may be, as certain sales and earnings based milestones are met over the evaluation periods ending December 31, 2014.

Mr. Robert F. Telewicz Jr.

Securities and Exchange Commission

On February 1, 2011, the Company acquired substantially all of the assets of Cielo MedSolutions, L.L.C. (“Cielo”) from Cielo. Approximately 60% of the shareholders of Cielo became employees of the Company at the acquisition date. Contingent payments will be made to Cielo, regardless of anyone’s employment status with the Company following the acquisition. The payments were paid to Cielo as certain product development and sales based milestones were met over the evaluation periods ending July 31, 2012.

On August 1, 2011, the Company acquired substantially all of the assets of PivotHealth, L.L.C. (“PivotHealth”) from PivotHealth. Both equity owners of PivotHealth became employees of the Company at the acquisition date. The payments will be paid to PivotHealth as certain sales based milestones, which were created taking into account prospective sales still in PivotHealth’s pipeline at the date of acquisition, are met over the evaluation periods ending December 31, 2014.

Fair value of remaining contingent consideration payments at March 31, 2012
SWHP and Navigator	$15,800,000
Cielo	$1,300,000
Pivot	$3,100,000

Form 10-Q for the Quarterly Period Ended September 30, 2012

Financial Statements

Note 7. Noncontrolling interests, page 8

2. Please provide us with more detail regarding your accounting for redeemable noncontrolling interests issued during July 2012. In your response, tell us how you determined it was appropriate to record the noncontrolling interests at the initial fair value of $0.1 million without any subsequent adjustment. Cite any relevant accounting literature in your response.

Response:

In July, 2012, the Company entered into an agreement with an entity created for the sole purpose of providing consulting services for the Company on an exclusive basis. In connection with the above service agreements, the Company also entered into an option

Mr. Robert F. Telewicz Jr.

Securities and Exchange Commission

and equity purchase agreement, which, among other things, provided the Company with the option to purchase all of the outstanding equity interests of this newly formed entity (“Call Option”), and provided the entity’s owner the option to require the Company to purchase all of the outstanding equity interests (“Put Option”) if certain conditions were met. Such conditions must be met prior to December 31, 2014 to allow for the Put Option to become exercisable. The purchase price for the outstanding equity interests in the entity, under either the Call or Put Option, is $7.5 million, subject to adjustment.

In evaluating the Put Option and Call Option, the Company determined whether the options were (i) embedded features in the host equity interest contract requiring accounting in accordance with ASC 815, or (ii) if the options were freestanding instruments requiring evaluation under ASC 480.

ASC 480 defines a freestanding financial instrument as “a financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.” Thus, to be freestanding, an instrument must be able to be (i) freely transferred separate from the host contract, and (ii) exercised without termination of the host contract (and vice versa). Due to the fact that the Put Option cannot be transferred separately from the equity interests in the newly formed entity, the Company concluded that the Put Option is not able to be freely transferred separate from the host contract, and as such, both the Put Optin and the Call Option are embedded in the equity interests of the entity.

Under ASC 815-15-25-1, the embedded derivative will be bifurcated from the host contract and accounted for as a derivative instrument if and only if all of the following criteria are met:

1.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

2.	The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

3.	A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument will not be considered to be the initial net investment for the embedded derivative.)

Mr. Robert F. Telewicz Jr.

Securities and Exchange Commission

Pursuant to ASC 815-15-25-20, a Put Option that enables a holder to require the issuer of an equity instrument to reacquire that equity instrument is not clearly and closely related to an equity host contract as the economic characteristics and risks of the put option are unrelated to an equity interest. Similarly, a purchased call option that enables the issuer of an equity instrument (such as common stock) to reacquire that equity instrument would not be considered to be clearly and closely related. In the case of both the Put Option and the Call Option, criterion (3) above is not met as the options are written on privately traded shares. Thus, the options cannot be net settled and do not require bifurcation as they do not meet the definition of a derivative.

ASC 480-10-S99 provides that Rule 5-02.28 of Regulation S-X requires equity interests that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable:

1)	at a fixed or determinable price on a fixed or determinable date,

2)	at the option of the holder, or

3)	upon the occurrence of an event that is not solely within the control of the issuer.

Additionally, ASC 480-10-S99 states that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur, without regard to probability, would require the security to be classified outside of permanent equity. Based on the Company’s evaluation of each of the conditions which would enable the Put Option to be exercised, the Company has concluded that achievement of certain of the conditions is outside of the Company’s sole control.

In accordance with ASC 480-10-S99-3A, as certain of the Put Conditions are outside the control of the Company, the equity interest is presented in temporary equity and subsequently measured in accordance with applicable Commission staff guidance. For a security that is not redeemable, subsequent adjustment of the amount presented in temporary equity is unnecessary if it is not probable that the equity interest will become redeemable. If the equity interest is not currently redeemable but it is probable that it will become redeemable in the future, the Commission staff guidance allows registrants to either (i) accrete the carrying amount of the redeemable security from its initial fair value at inception to the redemption amount over time, to the date it is probable it will become redeemable, using an appropriate method (e.g., the interest method), or (ii) adjust the equity interest to its maximum potential redemption amount each period. The guidance does not specify which method is required.

As redemption of the equity interest is outside of the Company’s control, the Company has accounted for the non-controlling interest in the equity interests as temporary equity.

Mr. Robert F. Telewicz Jr.

Securities and Exchange Commission

The initial fair value of the equity interest in the newly formed entity was estimated at $100,000. The initial fair value is equal to the initial capital contributions which were made by the equity holders of the newly formed entity. The initial capital contributions contemplated the associated services agreements as well as the option and equity purchase agreement.

At September 30, 2012, the Company evaluated whether it is probable or not that the Put Option will become redeemable before it expires on December 31, 2014. In determining probability, the Company evaluated the contractual conditions, which included, but were not limited to, certain measurable operating conditions being met by the instrument holder by December 31, 2014. As of September 30, 2012, the Company did not believe that the instrument holder will meet certain of the contractual conditions by December 31, 2014, and therefore the Put Option was not revalued to redemption value.

The Company will continue to evaluate the probability of the contractual conditions being met at each reporting period. If and when it becomes probable that these conditions will be met, the Company will adjust the carrying value of the instrument on the balance sheet to its redemption amount.

*        *        *        *

As requested by the staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff would like additional information, or if the staff has any questions or comments regarding the foregoing matter, please contact the undersigned at telephone number 202-266-6360.

Mr. Robert F. Telewicz Jr.

Securities and Exchange Commission

Very truly yours,

/s/ Michael T. Kirshbaum
Michael T. Kirshbaum,
Chief Financial Officer